Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

October 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 2 to the Registration Statement on Form S-1/A

Filed September 9, 2022

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 30, 2022 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 2,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 3 to the Registration Statement, filed on October 28, 2022 (“Amendment No. 3”). Amendment No. 3 includes revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Securities and Exchange Commission

October 28, 2022

Prospectus Cover Page, page i

1.

We note your response to comment 9, as well as disclosure in the prospectus that the Business Combination Registration Statement may take the form of a post-effective amendment to this registration statement or that of other eligible registration statements under the Securities Act or the Exchange Act. Please confirm that any increase in the exercise price of the SPARs will be reflected in a post-effective amendment to this registration statement. Also, references to the exercise price not being “fixed” or being “variable” may suggest that there is variability in the exercise price, whereas we understand that the $10 price may be changed to another (higher) fixed price prior to the time that the SPARs become exercisable. Please revise to clarify. Finally, please also add disclosure throughout the prospectus to state that there is no limit on the amount by which you may determine to increase the exercise price and that investors may be priced out of the ability to exercise the warrants.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that any increase in the exercise price of the SPARs will be reflected in a post-effective amendment to the registration statement. The Company respectfully advises the Staff that (i) it has revised the disclosure on pages 4, 6, 8 and throughout to state that any increase in the exercise price of the SPARs will be reflected in a post-effective amendment to this registration statement, (ii) it has revised the disclosure to remove references that may suggest that there is variability in the exercise price, and (iii) it has revised the disclosure on pages 4, 6, 31, 64 and throughout to clarify that there is no limit on the amount by which the Company may determine to increase the exercise price and that investors may be priced out of the ability to exercise the SPARs.

2.

We reissue comment 10. Please reduce the disclosure on the cover page significantly. Much of the information in the six pages of cover page is repeated in the summary. Please consider the requirements of Item 501(b) of Regulation S-K, and try to limit the cover page only the information required by the item and other information that is key to an investment decision.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has significantly reduced the disclosure on the cover page accordingly.

3.

We note the disclosure that the amount of the potential backstop is limited to the overall maximum Forward Purchase amount. Please clarify the significance of the backstop given that the Additional Purchaser could purchase these same shares in the Additional Forward Purchase.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company has removed references to the backstop in Amendment No. 3. As discussed in Amendment No. 3, the Company will announce the amount of the Additional Forward Purchase at the time it announces a Definitive Agreement.

Benefits Relative to Customary IPO, page iii

4.

We note new disclosure that the “trading price of the SPARs prior to the completion of the transaction should give a good indication of the expected trading price of the stock of the newly public company (by adding the trading price of the SPAR to its exercise price) once the transaction closes.” Please elaborate on the limitations of this statement, as it appears to

Securities and Exchange Commission

October 28, 2022

assume that the market’s assessment of the value of the SPAR before the transaction would necessarily be consistent with its assessment of the value of the stock of the newly public company after the transaction, as to which there can be no certainty. Identify factors that contribute to this uncertainty, such as the possible failure of a market for the SPARs or the stock to develop, the lack of an underwriter’s due diligence and price stabilization, risks associated with quotation on OTCQX instead of NYSE or Nasdaq, sponsor conflicts of interest, uncertainties associated with closing conditions to the business combination and the operation of the combined company thereafter, susceptibility of the SPARs to rumors and market manipulation, and any other material factors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the disclosure cited in this comment. The Company further advises the Staff that it has revised its disclosure to the risk factor entitled “Our SPARs, when they become transferable, may be difficult to value, and may be susceptible to rumors and market manipulation, presenting significant risks to investors” on page 61 which addresses the risk identified in this comment. The Company has added additional disclosure to this risk factor to ensure it has appropriately disclosed the risk of uncertainty regarding the assessment of the value of the SPARs.

Summary, page 1

5.

Please revise the table on page 7, and similar tables elsewhere in the prospectus, to clearly state that this information assumes the maximum exercise of SPARs and that there is no minimum amount of SPARs that are required to be exercised and thus no guarantee that any SPARs will be exercised.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 6, 20, 94, 118 and throughout to clarify that the information included in the respective tables assumes that (i) all SPARs are exercised, (ii) that there is no minimum amount of SPARs that are required to be exercised, and (iii) there can be no guarantee that any SPARs will be exercised.

Sponsor Warrants and Director Warrants, page 37

6.

We note the disclosure that “in the event a director nominee resigns for any reason prior to the exercise or sale of his or her Director Warrants, we will be entitled, at our election, to repurchase in full such director’s Director Warrants (and if we do not elect to make such repurchase, our Sponsor may repurchase the warrants). The repurchase price in each case will be $1,000,000 with respect to each director, or $4,000,000 in the aggregate.” Please clarify whether such repurchases would occur before or in connection with the initial business combination. Please also clarify how you determined the repurchase price.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 38, 50, 110, 136, 155, and elsewhere to clarify the factors used to determine the repurchase price and that such repurchase will occur prior to a business combination and at a time when the Company is not subject to a letter of intent (or a Definitive Agreement) with respect to a business combination.

Capitalization, page 101

7.

We note your response to our comment 18 and your revisions to your filing. Given your statement that there is no guarantee that the Committed Forward Purchase will be consummated, or that any amount of the SPARs will be exercised, we continue to be unclear why you believe it is appropriate to present your capitalization assuming that all the SPARs are exercised and assuming the sale of shares pursuant to the Committed Forward Purchase Agreement. Please advise or revise.

Securities and Exchange Commission

October 28, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to include an additional “as adjusted” column reflecting only the conversion of the Sponsor Preferred Shares, and not including the Public Shares issuable upon exercise of the SPARs or the Committed Forward Purchase Shares. The Company has determined that it is appropriate to continue presenting the scenarios including the issuance of the Committed Forward Purchase Shares, as these shares are issuable pursuant to a binding contract with an affiliate of the Sponsor. Of the wide range of possible outcomes (including all, some or none of the SPARs being exercised, and the amount of an Additional Forward Purchase), the Company believes that the Committed Forward Purchase is highly likely to be consummated, and therefore provides a likely baseline scenario that SPAR holders may find informative.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 103

8.

We note your response to our prior comment 19 and reissue our comment in part. Please further expand your disclosures to state the significant methodologies, inputs and assumptions that you will use in arriving at fair value for the SPARs and the Forward Purchase Shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure beginning on page 111 to further clarify the methodologies, inputs and assumption the Company will use to arrive at fair value for the SPARs and Forward Purchase Shares.

Principal Stockholders, page 154

9.

We note the as adjusted column reflects the public shares issuable upon exercise of all SPARs. However, such SPARs will not be exercisable until concurrent with the completion of the initial business combination. Consider including a separate as adjusted column to reflect the stock ownership immediately after completion of the distribution, excluding the public shares issuable upon exercise of all SPARs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 161 to add an as-adjusted column to reflect the stock ownership immediately after completion of the distribution, excluding the Public Shares issuable upon exercise of all SPARs.

Pershing Square SPARC Holdings, LTD. Financial Statements

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Expected Accounting for the Company’s Securities, page F-11

10.

We note you previously disclose that you will account for the Private Warrants in accordance with the guidance in ASC 480 and ASC 815-40, that you expect the Private Warrants will not meet the criteria for equity treatment upon issuance, and that you expect the Private Warrants to be classified as liabilities once they are outstanding. It appears that you have changed your accounting policy for these warrants and you will now account for such warrants under ASC 718 and as equity-classified awards. Please address the following:

•	Please clarify for us the reasons for your revisions to your accounting policy for these instruments.

•	Please tell us how you determined these instruments should now be accounted for under ASC 718 and as equity-classified awards.

•

We note your disclosure that these instruments will be issued to the Sponsor and Directors at no consideration in connection with their services towards the Company’s operations and potential Business Combination. Please tell us how you determined that these instruments are issued as consideration for services provided to you.

Securities and Exchange Commission

October 28, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as the Company continues to contemplate its ideal capital structure, it continues to make incremental changes to the structure and operation of the Private Warrants. Specifically, the Company had contemplated issuing the Private Warrants for consideration, but now expects to issue them to the Sponsor and certain of our independent director nominees in exchange for services to be provided. Accordingly, the Company reconsidered the appropriate scope based on these changes. The Company also respectfully advises the Staff that it assessed the classification of the Sponsor Warrants under ASC 718-10-25-6 through ASC 718-10-25-19A and determined that equity classification is appropriate as the Sponsor Warrants do not currently contain features that would require liability classification under these paragraphs. The Company expects the Director Warrants to be liability classified pursuant to ASC 718-10-25-9 due to a recently introduced repurchase right. The Company acknowledges the Staff’s comments and the disclosure beginning on page F-11 has been updated accordingly. Additionally, the Company respectfully advises the Staff that it determined that the Private Warrants are issued for consideration for services provided to the Company because they are being granted to holders for no consideration, and because such holders will provide services to the Company.

General

11.

We note the disclosure added in response to comment 4 that you must register or have an exemption from registration in each state where you offer and sell securities. You also state that you will not offer or sell these securities in any state where registration has not been made or has expired, or where no exemption is available. Please clarify how this requirement will impact this distribution. Please clarify, if true, that the former shareholders and noteholders of Pershing Square Tontine Holdings, Ltd. in states where you are not registered and no exemption is available will not receive subscription warrants in this distribution. Also clarify whether they will be entitled to any consideration in lieu of the subscription warrants. To the extent you are aware of the states where this offering is not registered and no exemption is available, please provide clear disclosure.

Response: The Company respectfully acknowledges the Staff’s comment. With respect to the initial issuance of the SPARs, the Company intends to register the offering in all 50 states with the applicable state regulatory authority. The Company has engaged an external legal advisor who specializes in blue sky registration and the Company intends to comply with all applicable state regulatory requirements. When the Form S-1 is declared effective, the Company expects that it will have obtained state regulatory approval from most state regulators. If the Company has not completed the registration of the offering with certain state regulators at the time the Form S-1 is declared effective, the Company will place a legend in the Prospectus and on its securities stating that no offers or sales may be made in those states and intends to instruct the Company’s transfer agent, Continental Stock Transfer & Trust Company (“Continental”), and Depository Trust Corporation (“DTC”) (and DTC participants, if applicable) not to distribute the SPARs in such states. The Company will also include updated risk factors with specific disclosure expressly stating which states the offering is not registered in and that holders in such states will not receive the SPARs unless approval is obtained by applicable state securities regulators. If approvals from such state regulators are obtained after the Form S-1 is declared effective during the Search Period and Disclosure Period, then the Company expects that the distribution of the SPARs will be made through Continental and DTC on a rolling basis as approvals from the state regulators are obtained. The Company is aware of eight states where blank check offerings or blind pool offerings may not be able to be registered. However, the Company intends to discuss with the applicable state regulators the reasons why SPARC is fundamentally different from typical blank check offerings, including that investors are receiving the SPARs for no consideration. Additionally, the State of Florida requires equity securities to have a minimum share price of $5.00 per share. We intend to discuss with the state securities regulator in Florida the specific facts of this offering, including that the initial distribution of the SPARs will be at no cost and that the final exercise price will be at or above $10.00. Finally, because North Carolina requires that public offerings of securities in excess of $2,500.00 be made using a licensed broker-dealer, the SPARs may not be registerable in North Carolina. We intend to discuss this requirement

Securities and Exchange Commission

October 28, 2022

with the state regulator in North Carolina, particularly the fact that there will be no proceeds raised in the initial offering, such that the requirement that the offering of SPARs be made through a licensed broker-dealer is not applicable to the offering. The Company cannot provide any assurance to investors that such approvals from state regulators will be obtained at the time the Form S-1 is declared effective, or at all. If the Company is unable to obtain regulatory approval in specific states, it will not distribute the SPARs to the former shareholder and warrant holders of Pershing Square Tontine Holdings, Ltd. in such states and no consideration will be paid to such holders in lieu thereof.

At the time trading of the SPARs commences on the OTCQX, the Company intends to rely on the manual exemption for secondary trading. This exemption is generally available in approximately 40 states, but this may be unavailable for a blank check company in one or more of these states. For those states where the manual exemption is not available, the Company intends to register the SPARs for secondary trading or rely on any other applicable state law exemption for secondary sales.

At the time of the business combination, the Company’s common stock will be a “covered security” if it is listed on the NYSE or Nasdaq and thus no state regulatory review of the securities offered will be required, provided that the Company is appropriately registered as an issuer-dealer in the states required for an issuer to sell its own securities. The Company intends to communicate this clearly to all state regulators and will satisfy any applicable state regulatory requirements as required by law.

12.

Regarding comment 5, we note disclosures beginning on page 138 comparing the SPARC terms to those of a traditional SPAC listed on the NYSE. Please revise your disclosure here and throughout, including the summary and business sections, to highlight how the OTCQX listing requirements are different from those of the NYSE and Nasdaq, and may be different from your organizational documents and the SPAR Agreement as well, including, but not limited to, differences in the minimum percentage held in the trust account and value of the de-SPAC transaction. Also provide a more thorough explanation in the difference in corporate governance provisions. Finally, please highlight how you differ from a traditional SPAC listed on the NYSE or Nasdaq, including any negatives associated with your structure as compared to a traditional SPAC.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it has revised its disclosure (i) on pages, 5, 33, 60, 132, 142 and throughout to highlight the differences between listing requirements for the OTCQX and NYSE and Nasdaq, and (ii) on pages 33, 54, 60, 132, 142 and throughout to provide a more thorough explanation of the differences in corporate governance provisions, and (iii) on pages 33, 54, 60, 132, 142, 154 and throughout to highlight how the Company differs from a traditional SPAC listed on the NYSE or Nasdaq.

13.	Please note that the Division of Investment Management is still reviewing the response to comment 6 and may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment and is available to discuss the issue further at the Staff’s convenience.

14.

We note your response to comment 7 and your analysis of value in the context of the offer of the SPARC II Tontine SPARs. Please elaborate on how you have thought about “value” other than as monetary consideration, both currently and at the time of the business combination, when SPAR holders are making the decision whether to exercise their SPARs. For example, and without limitation, we note your disclosure that you believe the potential distribution of SPARC II Tontine SPARs to holders who exercise their SPARs in connection with your business combination will increase the likelihood that all or substantially all of your SPARs will be exercised. Please also describe more specifically the “significant cooling off period” you refer to in your response and clarify when you would expect to register the distribution of the SPARC II warrants in relation to the lifecycle of the company.

Securities and Exchange Commission

October 28, 2022

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company and Sponsor have not made any decision with respect to the issuance of SPARC II Tontine SPARs, and accordingly has removed references to SPARC II Tontine SPARs in Amendment No. 3.

15.

We note your response to comment 8. Please confirm when you have completed the process of determining the mechanisms that will be utilized to enforce or release restrictions on trading, based on your current discussions with your transfer agent and DTC. Provide us with any updated information in response to the comment and note that we may have additional comments following receipt of your response.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it is continuing to engage in discussions with Continental, the Company’s transfer agent, and DTC to establish the mechanisms that will be used to ensure that the restrictions on trading are enforced, but has not finalized those discussions and established the required mechanisms. The Company undertakes to provide the Staff with updated information when available in a supplemental response letter and acknowledges that the Staff may have additional comments following the receipt of the Company’s supplemental response.

Securities and Exchange Commission

October 28, 2022

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Stephen Fraidin

Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE